                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No.    1    )*
                                            ---------

                                 STATION CASINOS, INC
           --------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      857689103
           --------------------------------------------------------
                                 (CUSIP Number)


    Lorenzo J. Fertitta                          (702) 367-2411
    President and Chief Executive Officer        2411 W. Sahara Avenue
    STATION CASINOS, INC                         Las Vegas, Nevada 89102
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   April 1-3, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 13 Pages

CUSIP No. 857689103                   13D/A               Page  2  of 13  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Frank J. Fertitta        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   5,840,613
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   5,840,613
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,840,613
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    16.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D/A               Page  3  of 13  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Lorenzo J. Fertitta      ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   4,774,402
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   4,774,402
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    4,774,402
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    13.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D/A               Page  4  of 13  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Blake L. Sartini    ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   4,842,215
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   4,842,215
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    4,842,215
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    13.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D/A               Page  5  of 13  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Delise F. Sartini   ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   4,717,522
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   4,717,522
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    4,717,522
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    13.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D/A               Page  6  of 13  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Tom F. Doyle   ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   10,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   10,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    0.02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 857689103                   13D/A               Page  7  of 13  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    Eileen M. Doyle     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   10,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   10,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    0.02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

 ITEM 1.  SECURITY AND ISSUER

    TITLE OF CLASS OF EQUITY SECURITIES: Common Stock, par value $.01 per share

    NAME AND ADDRESS OF ISSUER: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

    This Amendment No. 1 to Schedules 13D filed June 10, 1993 ("Prior Filings") for each of Frank J. Fertitta III, Lorenzo J. Fertitta, Blake L. Sartini and Delise F. Sartini (together with Tom F. Doyle and Eileen M. Doyle, "Reporting Persons") is made to reflect the increase in beneficial ownership by such persons as a result of the granting and vesting of options and certain open market purchases and dispositions of stock since the date of such Prior
Filings and to report certain open market purchases of stock by Reporting Persons who did not make the Prior Filings.

ITEM 2.  IDENTITY AND BACKGROUND

(i)  (A)  NAME:  Frank J. Fertitta III

     (B)  BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas, Nevada  89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: President and Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS:  No

     (E)  CIVIL PROCEEDINGS:  No

     (F)  CITIZENSHIP:  United States


(ii) (A)  NAME:  Lorenzo J. Fertitta

     (B)  BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas, Nevada  89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Director, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS:  No

     (E)  CIVIL PROCEEDINGS:  No

     (F)  CITIZENSHIP:  United States

(iii)(A) NAME:  Blake L. Sartini

     (B)  BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas, Nevada  89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Operating Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS:  No

     (E)  CIVIL PROCEEDINGS:  No

     (F)  CITIZENSHIP:  United States


(iv) (A)  NAME:  Delise F. Sartini

     (B)  BUSINESS ADDRESS:  2411 West Sahara Avenue, Las Vegas, Nevada  89102

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Director, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

     (D)  CRIMINAL PROCEEDINGS:  No

     (E)  CIVIL PROCEEDINGS:  No

     (F)  CITIZENSHIP:  United States


(v)  (A)  NAME:  Tom F. Doyle

     (B) BUSINESS ADDRESS: One World Trade Center, 45th Floor, Suite 4571, New York, New York 10048

     (C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Investment Officer, Fertitta Enterprises, Inc., One World Trade Center, 45th Floor, Suite 4571, New York, New York 10048.

     (D)  CRIMINAL PROCEEDINGS:  No

     (E)  CIVIL PROCEEDINGS:  No

     (F)  CITIZENSHIP:  United States


(vi) (A)  NAME:  Eileen M. Doyle

     (B) BUSINESS ADDRESS: One World Trade Center, 45th Floor, Suite 4571, New York, New York 10048

     (C)  PRINCIPAL OCCUPATION AND BUSINESS ADDRESS:  N/A

     (D)  CRIMINAL PROCEEDINGS:  No

     (E)  CIVIL PROCEEDINGS:  No

     (F)  CITIZENSHIP:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    See Item 5(c) below.


ITEM 4.  PURPOSE OF THE TRANSACTION

    The securities reported are being held by the Reporting Persons for investment purposes. The Reporting Persons may make additional purchases from time to time, subject to applicable law, may receive additional option grants and have options vest. Any decision to make additional purchases of common stock will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer. Options will continue to vest in accordance with their terms and may be granted in accordance with the issuer's stock compensation program. At any time, the Reporting Persons may also determine to dispose of some or all of the common stock depending on various similar considerations, subject to applicable law and the strike price of such options. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Frank J. Fertitta III
---------------------

    (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

         5,840,613      16.2%
    (B)  SOLE VOTING AND DISPOSITIVE POWER: 5,840,613
         SHARED VOTING AND DISPOSITIVE POWER:  -0-

    (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

    On April 1-3, 1997, Mr. Frank J. Fertitta III acquired 93,733 shares in open market purchases at prices from $8.415 per share to $8.545 per share. These shares are held of record by

Frank J. Fertitta III, Trustee, Frank J. Fertitta III and Jill Ann Fertitta Family Trust DTD 09/10/91.

    On dates between March 4 and April 3, 1997, a charitable trust for which Mr. Fertitta exercises investment control and exercises voting control over the securities held by such trust, sold an aggregate of 135,000 shares in open market sales at prices ranging from $9.541 per share to $8.500 per share.

Lorenzo J. Fertitta
-------------------

    (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

         4,774,402      13.5%
    (B)  SOLE VOTING AND DISPOSITIVE POWER:  4,774,402
         SHARED VOTING AND DISPOSITIVE POWER:  -0-

    (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

    On April 1-3, 1997, Mr. Lorenzo J. Fertitta acquired 93,734 shares in open market purchases at prices ranging from $8.415 per share to $8.545 per share. These shares are held of record by Lorenzo J. Fertitta, Trustee, Lorenzo J. Fertitta Trust DTD 06/24/91.

Blake L. Sartini
----------------

    (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

         4,842,215      13.6%
    (B)  SOLE VOTING AND DISPOSITIVE POWER: 4,842,215
         SHARED VOTING AND DISPOSITIVE POWER:  -0-

    (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

    On April 1-3, 1997, Mr. Blake L. Sartini and Delise F. Sartini acquired 93,733 shares in open market purchases at prices ranging from $8.415 per share to $8.545 per share. These shares are held of record by Blake L. Sartini and Delise F. Sartini, Trustees, Blake L. Sartini and Delise F. Sartini Family Trust DTD 04/16/91.

Delise F. Sartini
-----------------

    (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

         4,717,522      13.4%
    (B)  SOLE VOTING AND DISPOSITIVE POWER: 4,717,522
         SHARED VOTING AND DISPOSITIVE POWER:  -0-

    (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

    On April 1-3, 1997, Mr. Blake L. Sartini and Delise F. Sartini acquired 93,733 shares in open market purchases at prices ranging from $8.415 per share to $8.545 per share. These shares are held of record by Blake L. Sartini and Delise F. Sartini, Trustees, Blake L. Sartini and Delise F. Sartini Family Trust DTD 04/16/91.

Tom F. Doyle
------------

    (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

              10,000    0.02%
    (B)  SOLE VOTING AND DISPOSITIVE POWER: -0-
         SHARED VOTING AND DISPOSITIVE POWER:  10,000

    (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

    On April 1-3, 1997, Mr. Tom F. Doyle and Eileen M. Doyle acquired 10,000 shares in open market purchases at prices ranging from $8.415 per share to $8.545 per share. These shares are held of record by Thomas F. Doyle and Eileen
M. Doyle as tenants in common.


Eileen M. Doyle
---------------

    (A)  AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:

              10,000    0.02%
    (B)  SOLE VOTING AND DISPOSITIVE POWER: -0-
         SHARED VOTING AND DISPOSITIVE POWER:  10,000

    (C)  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

    On April 1-3, 1997, Mr. Tom F. Doyle and Eileen M. Doyle acquired 10,000 shares in open market purchases at prices ranging from $8.415 per share to $8.545 per share. These shares are held of record by Thomas F. Doyle and Eileen
M. Doyle as tenants in common.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

                                      SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF EACH OF THE UNDERSIGNED'S KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT WITH RESPECT TO THE UNDERSIGNED IS TRUE, COMPLETE AND CORRECT.

DATE:  APRIL 4, 1997


/s/ FRANK J. FERTITTA III
------------------------------------
FRANK J. FERTITTA III


/s/ LORENZO J. FERTITTA
------------------------------------
LORENZO J. FERTITTA


/s/ DELISE F. SARTINI
------------------------------------
DELISE F. SARTINI


/s/ BLAKE L. SARTINI
------------------------------------
BLAKE L. SARTINI


/s/ TOM F. DOYLE
------------------------------------
TOM F. DOYLE


/s/ EILEEN M. DOYLE
------------------------------------
EILEEN M. DOYLE